Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: November 30, 2018

On November 30, 2018, Government Properties Income Trust and Select Income REIT made available on each company’s website the following investor presentation.

OFFICE PROPERTIES INCOME TRUST: A COMPELLING COMBINATION + = On December 20, 2018, Government Properties Income Trust (Nasdaq: GOV) and Select Income REIT (Nasdaq: SIR) will each hold Special Meetings of their shareholders to consider the previously announced plan to merge and create a leading national office REIT to be named Office Properties Income Trust (Nasdaq: OPI). OPI will be focused on owning, operating and leasing buildings primarily leased to single tenants and high credit quality tenants like government entities. 1800 Novell Place Provo, UT 4O05f,f6i9c9eSqP. rfto. perties Income Trust

DISCLAIMERS WARNING CONCERNING FORWARD LOOKING STATEMENTS THIS DOCUMENT CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOV OR SIR USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, GOV OR SIR, AS THE CASE MAY BE, IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE: • THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY GOV’S AND SIR’S SHAREHOLDERS. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS MAY CHANGE. PURSUANT TO THE MERGER AGREEMENT, SIR HAS AGREED TO DISTRIBUTE ALL 45,000,000 COMMON SHARES OF INDUSTRIAL LOGISTICS PROPERTIES TRUST, OR ILPT, THAT SIR OWNS TO SIR’S SHAREHOLDERS, OR THE ILPT DISTRIBUTION, SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, INCLUDING, AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS WITH RESPECT TO THE MERGER. SIR CANNOT BE SURE WHEN OR IF THOSE CONDITIONS WILL BE SATISFIED OR WAIVED OR THAT SUCH DISTRIBUTION WILL OCCUR. IN ADDITION, SIR AND GOV CANNOT BE SURE THAT THE EXPECTED BENEFITS TO ILPT’S TRADING MULTIPLE WILL OCCUR. GOV HAS ENTERED INTO AGREEMENTS TO SELL AN AGGREGATE OF 20 PROPERTIES (50 BUILDINGS). THESE TRANSACTIONS ARE SUBJECT TO CONDITIONS. THESE CONDITIONS MAY NOT BE MET AND THESE TRANSACTIONS MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS MAY CHANGE. COMPLETION OF THE ILPT DISTRIBUTION IS NOT CONDITIONED UPON CONSUMMATION OF THE MERGER AND THERE IS A RISK THAT THE ILPT DISTRIBUTION WILL BE COMPLETED AND THE MERGER NOT CONSUMMATED, LEAVING SIR A SIGNIFICANTLY SMALLER COMPANY THAT WILL NO LONGER BENEFIT FROM ILPT’S INCOME OR RECEIVE DISTRIBUTIONS FROM ILPT. GOV AND SIR HAVE IDENTIFIED VARIOUS REASONS WHY THEY BELIEVE THE MERGER MAKES SENSE FOR THEIR SHAREHOLDERS. HOWEVER, THE EXPECTED BENEFITS UNDERLYING THOSE REASONS MAY NOT BE REALIZED OR SUSTAINED BY THE COMBINED COMPANY AND ITS SHAREHOLDERS. FOLLOWING CONSUMMATION OF THE MERGER, THE COMBINED COMPANY IS EXPECTED TO FOCUS ITS INVESTMENTS IN OFFICE PROPERTIES PRIMARILY IN MARKETS THAT IT BELIEVES HAVE STRONG ECONOMIC FUNDAMENTALS TO SUPPORT GROWTH. THE COMBINED COMPANY IS EXPECTED TO SEEK INVESTMENTS PRIMARILY LEASED TO SINGLE TENANTS THAT ARE STRATEGIC TO THE TENANTS AND HAVE A MINIMUM REMAINING LEASE TERM OF SEVEN YEARS AND PROPERTIES LEASED TO GOVERNMENT TENANTS THAT HAVE HIGH SECURITY NEEDS OR A MISSION STRATEGIC TO THE BUILDING’S LOCATION. THE COMBINED COMPANY IS ALSO EXPECTED TO SEEK INVESTMENTS PRIMARILY IN FIRST GENERATION BUILDINGS WHERE IT BELIEVES THAT THERE IS A REASONABLY HIGH LIKELIHOOD OF RENEWING THE TENANTS IN PLACE AND WHERE IT EXPECTS ONGOING CAPITAL NEEDS TO BE RELATIVELY MODEST WHEN COMPARED TO OLDER BUILDINGS. THE COMBINED COMPANY MAY FAIL TO EXECUTE SUCCESSFULLY ON ITS EXPECTED BUSINESS STRATEGY FOLLOWING CONSUMMATION OF THE MERGER AND THEREFORE GOV AND SIR SHAREHOLDERS MAY NOT REALIZE THE BENEFITS THAT GOV AND SIR EXPECT FROM THE MERGER. • • • • • Office Properties Income Trust 2

DISCLAIMERS WARNING CONCERNING FORWARD LOOKING STATEMENTS • THIS DOCUMENT STATES THAT IF THE ISSUANCE OF SHARES IN THE MERGER IS NOT APPROVED BY GOV’S SHAREHOLDERS, GOV’S ANNUAL DIVIDEND RATE MAY BECOME SIGNIFICANTLY LOWER BASED ON A TARGETED PAYOUT RATIO OF 75% OF CASH AVAILABLE FOR DISTRIBUTION ESTIMATED AS OF DECEMBER 31, 2019, WHICH WOULD RESULT IN AN ANNUAL DIVIDEND OF $0.20 TO $0.30 PER SHARE. ANY FUTURE DIVIDENDS THAT GOV MAY PAY WOULD BE DETERMINED BY GOV’S BOARD OF TRUSTEES IN ITS SOLE DISCRETION AND WOULD DEPEND ON VARIOUS FACTORS. THERE CAN BE NO ASSURANCE AS TO THE AMOUNT OR LEVEL OF ANY DISTRIBUTIONS GOV MAY PAY. THIS DOCUMENT STATES THAT POST MERGER OPI’S ANNUAL DIVIDEND RATE IS EXPECTED TO RANGE BETWEEN $0.50 AND $0.60 PER SHARE (BEFORE GIVING EFFECT TO A CONTEMPLATED REVERSE STOCK SPLIT). THE TIMING, AMOUNT AND FORM OF ANY FUTURE DISTRIBUTIONS WILL BE DETERMINED AT THE DISCRETION OF OPI'S BOARD OF TRUSTEES AND WILL DEPEND ON VARIOUS FACTORS. THERE CAN BE NO ASSURANCE AS TO THE AMOUNT OR LEVEL OF ANY DISTRIBUTION THAT OPI MAY PAY. THIS DOCUMENT INDICATES THAT OPI MAY RECYCLE CAPITAL (WHICH WOULD BE EXPECTED TO RESULT FROM SALES OF PROPERTIES) OF BETWEEN $100 MILLION TO $300 MILLION ANNUALLY AND USE THE PROCEEDS FROM THOSE SALES TO IMPROVE THE AVERAGE AGE OF OPI’S PORTFOLIO, THE WEIGHTED AVERAGE REMAINING LEASE TERM AND LEASING PROSPECTS AND MANAGE ONGOING CAPITAL REQUIREMENTS. OPI MAY NOT BE ABLE TO ACHIEVE THE TARGETED LEVEL OF CAPITAL RECYCLING AND OPI MAY NOT ACHIEVE THE NOTED DESIRED IMPROVEMENTS. THIS DOCUMENT CONTAINS STATEMENTS REGARDING GOV’S AND SIR’S EXPECTATIONS FOR THE COMBINED COMPANY/OPI AFTER EFFECTIVENESS OF THE MERGER. THESE STATEMENTS ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER AND THE OTHER TRANSACTIONS AND MAY NOT OCCUR. FOLLOWING CONSUMMATION OF THE MERGER, GOV AND SIR EXPECT THE BOARD OF TRUSTEES OF THE COMBINED COMPANY TO BE EXPANDED TO INCLUDE ALL OF THE EXISTING INDEPENDENT TRUSTEES OF GOV AND SIR AND TWO REMAINING MANAGING TRUSTEES OF THE COMPANIES. THE COMPOSITION OF THE COMBINED COMPANY’S BOARD OF TRUSTEES WILL BE DETERMINED AT THE DISCRETION OF THAT BOARD OF TRUSTEES AND WILL DEPEND ON VARIOUS FACTORS. • • • • THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER “RISK FACTORS” IN GOV’S REGISTRATION STATEMENT ON FORM S-4, OR THE FORM S-4, AND THE JOINT PROXY STATEMENT/PROSPECTUS OF GOV AND SIR CONTAINED THEREIN, AND IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE GOV’S AND SIR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, GOV AND SIR DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. Office Properties Income Trust 3

DISCLAIMERS ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed the Form S-4, containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement, with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS. A definitive joint proxy statement/prospectus has been mailed to GOV’s and SIR’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com. PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, or RMR LLC, The RMR Group Inc., or RMR Inc., and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above. THIRD PARTY INFORMATION This presentation may contain or refer to third party reports and other information relating to GOV, SIR, RMR LLC, RMR Inc. or other persons. The author and source of any third party information and the date of its publication are clearly and prominently identified. None of GOV, SIR, RMR LLC or RMR Inc. has communicated with the providers of this information in this presentation. None of GOV, SIR or RMR has assisted in the preparation of the third party information, guarantee the accuracy, completeness or availability of the third party information or explicitly or implicitly endorse or approve such information. Office Properties Income Trust 4 If you have questions about voting, please contact Morrow Sodali, GOV’s and SIR’s proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

GOV AND SIR: A COMPELLING COMBINATION $6.0 Office Properties Income Trust 5 Total Assets of Office REIT Peers3 ($ in billions) $5.0 $4.0 $3.0 $2.0 $1.0 $-$5.3 $4.7 $3.9 $3.7 $3.6 $3.2 $3.0 $1.7 $1.6 $1.0 $5.0 $4.3 $4.1 +213 buildings. +30.2 million square feet. +38 states and the District of Columbia. +Total depreciated book value of assets equal to $5.3 billion. +92% occupancy. +66% of annualized rent paid by investment grade rated tenants.2 OPI will have scale, diversification and compelling property metrics:1

BENEFITS OF MERGER Increased scale (total assets): Office Properties Income Trust 6

WHY THE MERGER MAKES SENSE FOR SHAREHOLDERS 1. Ownership of SIR shares complicates the capital structure and financial results. 1. Complicated capital structure with GOV as its largest shareholder and SIR as controlling shareholder of ILPT.   In connection with the proposed merger, on October 9, 2018, GOV sold all 24.9 million SIR shares it owned. As part of the proposed merger, GOV sold its SIR shares on October 9, 2018. The distribution of ILPT shares will disentangle ILPT from OPI.7 2. High tenant concentration.  2. ILPT is trading at a discount relative to its industrial peer group and may be undervalued in the public equity market. By merging with SIR, GOV’s percent of annualized rents from Top 10 tenants reduces from 71% to 46%.1  Increasing the public common share float for ILPT and eliminating SIR’s ownership control is expected to improve ILPT’s trading multiple. 3. Concentration of near-term lease expirations.  By merging with SIR, GOV’s expiring leases over the next three years are reduced from 46% to 29%, based on annual rent.1 3. Without ILPT as a consolidated subsidiary, SIR has a small asset base, elevated leverage profile and high dividend payout ratio. 4. High dividend payout ratio.  Merging with SIR is expected to set the combined company/OPI dividend rate to a target 75% cash available for distribution payout ratio, which provides for greater financial flexibility.  The merger and related transactions will result in increased scale, greater diversification, a broader investment strategy and better financial flexibility. 5. Elevated leverage relative to the peer group.  GOV used $434.7 million in net proceeds from the sale of SIR shares to pay down debt and reduce leverage levels. 6. Small size.  Combining with SIR creates a larger REIT with broader growth potential, increased scale, greater diversification, a broader investment strategy and better financial flexibility. Office Properties Income Trust 7 Two Commercial Place Norfolk, VA 288,662 Sq. ft. GOGVOV SIRSIR

YOUR “FOR” VOTE IS CRITICAL TO COMPLETE THE MERGER GOV8 SIR7 Office Properties Income Trust 8 •For GOV shareholders, failure to approve the issuance of GOV common shares in the merger may result in a significantly lower dividend rate. •OPI expects to pay a dividend of between $0.50 and $0.60 per share, per year based on a target payout ratio of 75% of OPI’s cash available for distribution. •Applying a similar approach for GOV would result in a dividend of $0.20 to $0.30 per share, per year, if the merger is not completed. •For SIR shareholders, failure to approve the merger will result in SIR not paying the ILPT distribution. •If the ILPT distribution is paid to SIR shareholders, they will receive approximately 0.503 common shares of ILPT for each one share owned in SIR as of the record date of its special dividend. •SIR shareholders will also receive 1.04 shares of GOV for each common share of SIR in the merger.

REMAINING TRANSACTION STEPS FOR GOV-SIR MERGER 1 2 3 GOV and SIR shareholder meetings with respect to the proposed merger are scheduled to take place on December 20, 2018. Once GOV and SIR respective shareholders approve moving forward, SIR distributes 45 million common shares of ILPT to SIR shareholders as a special dividend.7 Merger closes; GOV changes its name to Office Properties Income Trust (Nasdaq: OPI).9 Office Properties Income Trust 9

801 K Street Sacramento, CA 337,811 Sq. ft. OPI BUSINESS STRATEGY: INVESTMENT FOCUS Office buildings primarily in markets that have strong economic fundamentals to support growth.  Buildings primarily leased to single tenants. • Strategic to the tenant, which may include: built-to-suit buildings, corporate headquarters and buildings where tenants have invested meaningful capital. Minimum remaining lease term of seven years. •  Buildings leased to government tenants. • • Single tenant and multi-tenant. Agencies that have high security needs or a mission strategic to the building’s location.  Primarily first generation buildings where there is a reasonably high probability of renewing the tenant in place and where ongoing capital needs are expected to be modest.  Capital Recycling. • • $100 million to $300 million annually. Proceeds used to reinvest in buildings expected to improve the average age of the portfolio, the weighted average remaining lease term and leasing prospects, and manage ongoing capital requirements. Office Properties Income Trust 10

OVERVIEW OF PROCESS Barbara D. Gilmore aiche al Committee mmittees: Audit; Compensation; and Governance (Chair) Chair of Special • Board Committees: Audit; Compensation (Chair); Nominating and Governance. John L. Harringt amkin mmittees: Audit (Chair); n; Nominating and Governance • Board Committees: Audit (Chair); Compensation; Nominating and Governance Elena Poptodorova • Board Committees: Audit; Compensation; Nominating and Governance Sullivan & Worcester LLP Meagher & Flom LLP Citigroup Global ment Bank Office Properties Income Trust 11 Special Committees of the Board of Trustees Committee on Donna D. Fr Chair of Speci • Board Co Nominating William A. L • Board Co Compensatio Legal Counsel Skadden Arps, Slate Financial Advisor Markets Inc. UBS Invest A description of the background of the merger can be found in the joint proxy statement/prospectus, pages 82-135. GOV SIR

OPI WILL HAVE A LARGER BOARD GOV and SIR expect the OPI Board of Trustees to include six Independent Trustees and two Managing Trustees. This increases the number of Independent Trustees on the board by three in the case of SIR and two in the case of GOV. Size of Board Increases GOV 6 Board Members SIR 5 Board Members Office Properties Income Trust Including 6 Independent Board Members OPI 10 8 Board Members 3 Women 3 Men 12 Trustee Position 1. Donna D. Fraiche Independent Trustee 2. Barbara Gilmore Independent Trustee 3. John L. Harrington Independent Trustee 4. William A. Lamkin Independent Trustee 5. Elena P. Poptodorova Independent Trustee 6. Jeffrey P. Somers Independent Trustee 7. Adam D. Portnoy Managing Trustee 8. David M. Blackman Managing Trustee

APPENDIX Office Properties Income Trust 13

1401 K Street NW Washington, DC 123,001 Sq. ft. TENANT CREDIT PROFILE (As of September 30, 2018 / $ in 000’s)1 SIR OPI GOV 18% 22% 26% 7% 56% 12% 66% 18% 75% Investment Grade2 Non-Investment Grade Not Rated Income State of California Investment Grade 18,813 2.8% Bank of America Corporation Investment Grade 15,457 2.3% Andeavor Investment Grade 13,809 2.1% WestRock Co Investment Grade 12,295 1.9% Northrop Grumman Corporation Investment Grade 10,374 1.6% Technicolor SA Non Investment Grade 9,790 1.5% Micro Focus International plc Non Investment Grade 7,940 1.2% PNC Bank Investment Grade 6,741 1.0% BAE Systems plc Investment Grade 6,421 1.0% Allstate Insurance Co. Investment Grade 6,038 0.9% Office Properties Income Trust 14 $382,68457.8% ServiceNow, Inc.Not Rated6,1400.9% State of GeorgiaInvestment Grade6,7271.0% ARRIS International plcNon Investment Grade7,4851.1% Commonwealth of Massachusetts Investment Grade9,6721.5% Tyson Foods, Inc.Investment Grade9,8241.5% CareFirst Inc.Non Investment Grade11,2651.7% F5 Networks, Inc.Not Rated13,6562.1% Noble Energy, Inc.Investment Grade14,4792.2% Shook, Hardy & Bacon L.L.P.Not Rated18,3072.8% Top 20 TenantsCredit RatingAnnualized Rental Income% of Total Annualized Rental US GovernmentInvestment Grade$177,45126.7%

PORTFOLIO DIVERSITY (As of September 30, 2018)1 SIR OPI 6% GOV 3% 1% 5% 1% 4% 3% 2% 1% 1% 1% 9% Tenant Industry Diversity 3% 1% 12% 2% 1% 14% 16% 32% 40% 16% 75% OPI GOV SIR VA Geographic Diversity VA 19% TX 23% Other 32% Other 40% CA 12% Other 45% DC CA VA 10% 7% DC 10% MO 6% CA MD 12% MD 7% GOV SIR OPI Rental Income Diversity 29% 46% Top 10 Tenants Other Tenants 60% 54% 71% Office Properties Income Trust 15

LEASE EXPIRATIONS (As of September 30, 2018)1 GOV 36% 27% 2018-2021 2022-2024 2025-2027 2028+ 46% 10% 17% 2018 & 2019 2020 2021 2022 2023 2024+ 70% SIR 2018-2021 2022-2024 2025-2027 2028+ 38% 24% 9% 5% 3% 2% 28% 2018 & 2019 2020 2021 2022 2023 2024+ OPI 52% 29% 32% 2018-2021 2022-2024 2025-2027 2028+ 10% 9% 8% 7% 21% 18% 2018 & 2019 2020 2021 2022 2023 2024+ Office Properties Income Trust 16 14% 11% 24% 14% 8%9%9%

PROPERTY DISPOSITION DETAIL Details regarding properties expected to be sold prior to year-end 2018:11 Office Properties Income Trust 17 # of DescriptionBuildingsSquare FootageGross ProceedsStatus Washington DC Office (GOV) 1 129,035 $70,000,000 Under Agreement Metro DC Portfolio (GOV) 34 1,635,868 198,500,000 Under Agreement Southern VA Portfolio (GOV) 15 1,641,109 167,000,000 Under Agreement Total 50 3,406,012 $435,500,000

NOTES square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $435.5 million. Amounts have not been adjusted for the up to $750 million of property sales expected to occur post merger to achieve OPI's leverage targets based on annualized rent. 1. As of September 30, 2018, excluding ILPT, adjusted for the sale of SIR common shares owned by GOV and for the sale of 50 buildings containing 3.4 million 2. As of September 30, 2018, tenants contributing 60.2% of OPI's annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 6.2% of OPI’s annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are not liable for our rents). Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant's lease obligations. 3. Source: SNL Financial as of September 30, 2018. 4. SIR excluding ILPT. 5. GOV adjusted for the sale of its SIR common shares. 6. Including the District of Columbia. 7. Payment of the ILPT distribution is contingent upon the satisfaction or waiver of certain conditions, including approvals of SIR and GOV shareholders in connection with the merger. 8. Cash available for distribution is estimated for the year ended December 31, 2019. For OPI, cash available for distribution is based on the combined company’s cash available for distribution, excluding ILPT and adjusted for the up to $750 million of anticipated property sales to achieve OPI's target leverage. 9. GOV expects that following the merger, it will effect a reverse stock split of the common shares of the combined company pursuant to which every four common shares of the combined company will be converted into one common share of the combined company. 10. Subject to nomination and approval of OPI Board of Trustees. 11. Sales are subject to conditions, so no assurance can be made that the properties will be sold for the gross proceeds indicated or at all. Office Properties Income Trust 18

OFFICE PROPERTIES INCOME TRUST: A COMPELLING COMBINATION + = On December 20, 2018, Government Properties Income Trust (Nasdaq: GOV) and Select Income REIT (Nasdaq: SIR) will each hold Special Meetings of their shareholders to consider the previously announced plan to merge and create a leading national office REIT to be named Office Properties Income Trust (Nasdaq: OPI). OPI will be focused on owning, operating and leasing buildings primarily leased to single tenants and high credit quality tenants like government entities. 1800 Novell Place Provo, UT 4O05f,f6i9c9eSqP. rfto. perties Income Trust